SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2014

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Banco Santander, S.A.

Item

1	Material fact dated September 24, 2014.

MATERIAL FACT

Banco Santander (“Santander”) reports that it is exploring, jointly with its partners Warburg Pincus and General Atlantic, a potential integration of Santander Asset Management, its asset management arm, with Pioneer Global Asset Management, a wholly-owned subsidiary of UniCredit, although at this time no agreement has been reached as to the potential structure or the terms of that possible transaction. Santander Asset Management is a jointly controlled business of Santander, on the one hand, and Warburg Pincus and General Atlantic, on the other hand, to which the Santander Group transferred the majority of its assets management companies in 2013. Santander will inform the market if and when it reaches an agreement in the future to implement such transaction.

Boadilla del Monte (Madrid), September 24, 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: September 24, 2014	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President